

Mail Stop 3030

December 20, 2016

Via E-mail
Richard L. Van Kirk
Chief Executive Officer
Pro-Dex, Inc.
2361 McGaw Avenue
Irvine, CA 92614

> **Re: Pro-Dex, Inc.**
> **Form 10-K for Fiscal Year Ended June 30, 2016**
> **Filed September 15, 2016**
> **File No. 000-14942**

Dear Mr. Van Kirk:

We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

After reviewing your response to these comments, we may have additional comments.

Item 7. Management's Discussion and Analysis . . ., page 14

1.   Please revise future filings to clarify the nature of the arrangements you have with your significant customers. For example, on the first page of your definitive proxy statement filed October 17, 2016, you highlight a two-year, $24 million contract with a large medical device customer. However, on page 18 of the Form 10-Q filed November 10, 2016, you indicate that such customer has provided you with purchase orders for 2017 and a separate commitment for purchase orders in 2018. You also disclose on that page that you have supply agreements related to CMF surgical drivers, but disclose on page 6 of your Form 10-K that most customers purchase from you on a purchase order basis.

2.   Given the amount of the two-year contract referenced on the first page of your definitive proxy statement filed October 17, 2016, please file that contract as an exhibit. See Regulation S-K Item 601(b)(10).

Richard L. Van Kirk
Pro-Dex, Inc.
December 20, 2016
Page 2

<u>Signatures</u>

3.   Please include the signature of the principal financial officer and principal accounting officer or controller below the second paragraph of the Signature Page in accordance with General Instruction D to Form 10-K.

        We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Please contact Laurie Abbott at (202) 551-8071 or Geoff Kruczek, Special Counsel, at (202) 551-3641 with any questions.

                                        Sincerely,

                                        /s/ Geoff Kruczek for

                                        Amanda Ravitz
                                        Assistant Director
                                        Office of Electronics and Machinery

cc: Garett Sleichter, Esq.
        Rutan & Tucker, LLP